Exhibit 99.2

Financial Results for the Second Quarter Ended July 3, 2022

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology.
Unaudited Summary of Financial Results
We are in the business of solar panel cell and solar manufacturing operations and supply to the power plant, commercial and residential markets. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
During three months ended July 3, 2022, 35.6% of our revenue was attributable to the U.S. and Canada, 48.4% to EMEA, 15.0% to Asia Pacific and 1.0% to other markets. During six months ended July 3, 2022, 34.7% of our revenue was attributable to the U.S and Canada, 45.8% to EMEA, 18.8% to Asia Pacific and 0.8% to other markets. During three months ended July 4, 2021, 27.0% of our revenue was attributable to the U.S. and Canada, 51.3% to EMEA, 20.5% to Asia Pacific and 1.2% to other markets. During six months ended July 4, 2021, 31.2% of our revenue was attributable to the U.S. and Canada, 49.0% to EMEA, 19.0% to Asia Pacific and 0.8% to other markets.
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line (formerly, “P-Series”) of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well. During three months ended July 3, 2022, 52.3% of our revenue was attributable to products in our Maxeon line and the other 47.7% was attributable to products in our Performance line. During three months ended July 4, 2021, 66.4% of our revenue was attributable to products in our Maxeon line and the other 33.6% was attributable to products in our Performance line. During six months ended July 3, 2022, 56.0% of our revenue was attributable to products in our Maxeon line and the other 44.0% was attributable to products in our Performance line. During six months ended July 4, 2021, 71.3% of our revenue was attributable to products in our Maxeon line and the other 28.7% was attributable to products in our Performance line.
For information on the trends and uncertainties to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Impact of COVID-19 to our Business
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. COVID-19 has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will likely continue to evolve and affect our business.

Recently, the Delta and Omicron variants of the COVID-19 virus have led to increased incidence of COVID-19 around the world. China's "zero-COVID" strategy, aiming to keep positive cases at the community level to a minimum through measures such as local lockdowns, travel restrictions and widespread testing, is ongoing. Given that our Huansheng JV operates in China and that we procure certain equipment and materials for our global operations from China, we are subject to disruptions in our operations and supply chain due to COVID-19 related disruptions in China. We will continue to actively monitor the situation and may take further actions adapting our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities. For more information on the risks of COVID-19 to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Revenue and Cost of Revenue

	Three Months Ended		Six Months Ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
(In thousands)
Revenue	$238,080	$175,895	$461,161	$341,312
Cost of revenue	277,404	178,707	513,449	343,073
Gross loss	$(39,324)	$(2,812)	$(52,288)	$(1,761)
Gross margin	(16.5)%	(1.6)%	(11.3)%	(0.5)%
Three Months Ended July 3, 2022 Compared to Three Months Ended July 4, 2021
During the three months ended July 3, 2022 and July 4, 2021, we recognized revenue from sales of modules and components of $238.1 million and $175.9 million, respectively, of which $63.1 million, or 26.5% and $47.2 million or 26.8%, respectively, represented sales of solar modules to SunPower Corporation ("SunPower") which contributed the businesses which we hold as a result of the spin-off of such businesses completed on August 26, 2020. The pricing terms for the sale of solar modules to SunPower was based on the exclusive supply agreement with SunPower (the "Supply Agreement"), which was mutually terminated in February 2022 and replaced with a new supply agreement (the "Master Supply Agreement"). Maxeon’s cost of revenue for IBC modules have continued to be negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, polysilicon, and aluminum. Under the Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The Master Supply Agreement also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing was updated to reflect market trends. The Master Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. For the three months ended July 3, 2022 and July 04, 2021, other than the sale transactions with SunPower, there was no customer that accounted for at least 10% of revenues.
The increase of $62.2 million in revenue during the three months ended July 3, 2022 as compared to the three months ended July 4, 2021 was primarily due to the higher sales for the DG business in United States, Europe and Australia. The Company has made its first shipments for United States utility-scale business in April 2022 with $20.6M in revenue for three months ended July 3 2022.
Cost of revenue was $277.4 million and $178.7 million in the three months ended July 3, 2022 and July 04, 2021, respectively. Cost of revenue includes $2.5 million, in the three months ended July 4, 2021 related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. There are no such losses recorded in the three months ended July 3, 2022 as the Company has provided for loss on firm purchase commitment in the three months ended April 3, 2022. In addition, we estimate that we incurred $3.3 million and $12.5 million in the three months ended July 3, 2022 and July 04, 2021, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The increase of $98.7 million in cost of revenue during the three months ended July 3, 2022 as compared to the three months ended July 4, 2021 was primarily due to higher volume, coupled with higher freight rates and materials costs. Our cost of revenue for IBC and Performance line solar modules have continued to be impacted by the transportation rates increase in the whole value chain and the increase in the cost of raw materials such as glass, polysilicon, and aluminum, as well as Performance line module-supply from our Huansheng JV. The higher cost was also driven by higher inventory reserve, mainly arising from the Performance line module supply to United States utility-scale business and a one-off settlement of $15.2 million with a polysilicon supplier to resolve a contract dispute regarding the applicability of a price escalation clause.
Six Months Ended July 3, 2022 Compared to Six Months Ended July 4, 2021
During the six months ended July 3, 2022 and July 4, 2021, we recognized revenue from sales of modules and components of $461.2 million and $341.3 million, respectively, of which $137.8 million, or 29.9% and $105.4 million or 30.9%, respectively, represented sales of solar modules to SunPower which contributed the businesses which we hold as a result of the spin-off of such businesses completed on August 26, 2020 (For more information on the spin-off, please refer to “Note 1. Background and Basis of Presentation" disclosure in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022). The pricing terms for the sale of solar modules to SunPower is set forth in the Master Supply Agreement. Maxeon’s cost of revenue for IBC modules have continued to be negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, polysilicon, and aluminum. Under the Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The Master Supply Agreement also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing was updated to reflect market trends. The Master Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. For the six months ended July 3, 2022 and July 04, 2021, other than the sale transactions with SunPower, there was no customer that accounted for at least 10% of revenues.
The increase of $119.8 million in revenue during the six months ended July 3, 2022 as compared to the six months ended July 04, 2021 was primarily due to the higher sales for the DG business in United States, Europe, Australia and Japan.
Cost of revenue was $513.4 million and $343.1 million in the six months ended July 3, 2022 and July 04, 2021, respectively. Cost of revenue includes $8.3 million and $4.2 million, in the six months ended July 3, 2022 and July 04, 2021, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. This also included $0.2 million provision for the loss on firm purchase commitment in connection to the ancillary sales to third parties of excess polysilicon to be fulfilled in subsequent quarters. In addition, we estimate that we incurred $10.7 million and $24.2 million in the six months ended July 3, 2022 and July 04, 2021, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The increase of $170.4 million in cost of revenue during the six months ended July 3, 2022 as compared to the six months ended July 04, 2021 was primarily due to higher volume, coupled with higher freight rates and materials costs. Our cost of revenue for IBC and Performance line solar modules have continued to be impacted by the increase in transportation rates increase in the whole value chain and the increase in raw materials cost such as glass, polysilicon, and aluminum, as well as Performance line module-supply from our Huansheng JV. The higher cost was also driven by higher inventory reserve, mainly arising from the Performance line module supply to United States utility-scale business and a one-off settlement of $15.2 million with a polysilicon supplier to resolve a contract dispute regarding the applicability of a price escalation clause.
In September 2021, pursuant to the implementation of a new political strategy adopted in mainland China known as the “dual control of energy consumption policy of China”, local governments have initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their productivity dramatically or stop production altogether. This previously unforeseen shortage of power supply in mainland China has led to drastically reduced production and significant cost increases of raw materials for the solar industry. This disruption in the supply chain has resulted in risks of delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. The impact of this disruption is compounded by the effects of COVID-19 on supply chains generally. See “Impact of COVID-19 to our Business.”

Currently, we are unable to foresee the extent of the impact such measures will have on our business, financial condition and results of operations or for how long such measures will be implemented by the Chinese local governments. We will continue to assess the situation and take steps as necessary to lessen the impact of these measures on our business. For more information, please refer to our risk factors contained in our annual report on Form 20-F for the most recent fiscal year and in particular, the risk factor entitled "We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for raw materials and components required for our solar products, including due to changes in government policies such as the ‘dual control of energy consumption policy of China’ could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.” contained in our annual report on Form 20-F for the most recent fiscal year .
Revenue by Geography

	Three Months Ended		Six Months Ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
(In thousands)
United States	$84,647	$47,495	$159,838	$106,135
France	17,687	23,091	31,633	54,031
Italy	30,223	23,345	57,473	35,669
Rest of the world(1)	105,523	81,964	212,217	145,477
Total revenues	$238,080	$175,895	$461,161	$341,312
(1)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The sales attributed to the U.S. includes $63.1 million and $47.2 million in sales to SunPower for the three months ended July 3, 2022 and July 4, 2021 respectively and $137.8 million and $105.4 million in sales to SunPower for the six months ended July 3, 2022 and July 04, 2021 respectively.
Operating Expenses
Operating expenses includes expenses relating to agreements we and SunPower have entered into, such as the transition services agreement, product collaboration agreement ("Product Collaboration Agreement") and certain other agreements, to effect the separation from SunPower and provide a framework for our relationship with SunPower after the separation. For a description of these agreements, please refer to “Item 7. Major Shareholders and Related Party Transactions” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.

	Three Months Ended		Six Months Ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
(In thousands)
Operating expenses:
Research and development	$12,416	$10,165	$26,310	$23,195
Sales, general and administrative	21,520	22,743	45,271	46,061
Restructuring charges	1,765	5,161	1,530	6,020
Total operating expenses	$35,701	$38,069	$73,111	$75,276

Research and Development Expenses
Three Months Ended July 3, 2022 Compared to Three Months Ended July 4, 2021
Research and development expenses were $12.4 million in the three months ended July 3, 2022 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising compensation expense (including stock-based compensation) of $7.7 million, facilities expense of $1.3 million, expenses for leased equipment of $1.2 million, and research and development materials of $0.7 million. Included in these expenses is $6.0 million related to the Product Collaboration Agreement with SunPower. The increase in research and development expenses was primarily due to higher headcount resulting in higher compensation expense.
Research and development expenses were $10.2 million in the three months ended July 4, 2021, primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $5.3 million, facilities expense of $1.4 million, research and development materials of $1.1 million and expenses for leased equipment of $1.0 million. Included in these expenses is $6.5 million related to the Product Collaboration Agreement with SunPower.
Six Months Ended July 3, 2022 Compared to Six Months Ended July 4, 2021
Research and development expenses were $26.3 million in the six months ended July 3, 2022 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising compensation expense (including stock-based compensation) of $16.0 million, facilities expense of $2.6 million, expenses for leased equipment of $2.5 million, and research and development materials of $1.8 million. Included in these expenses is $15.2 million related to the Product Collaboration Agreement with SunPower. The increase in research and development expenses was primarily due to higher headcount resulting in higher compensation expense.
Research and development expenses were $23.2 million in the six months ended July 04, 2021, primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $12.8 million, expenses for leased equipment of $3.4 million, facilities expense of $2.4 million and research and development materials of $2.0 million. Included in these expenses is $16.8 million related to the Product Collaboration Agreement with SunPower.
Sales, General and Administrative Expenses
Three Months Ended July 3, 2022 Compared to Three Months Ended July 4, 2021
Sales, general and administrative expenses were $21.5 million in the three months ended July 3, 2022 and comprised primarily of $9.4 million of compensation expense (including stock-based compensation), $6.0 million of professional fees, $1.6 million of equipment related expenses, $1.5 million of insurance expense, $0.9 million of marketing fees and $0.6 million of facilities-related costs including rent, utilities and maintenance. The decrease in expense is primarily driven by a lower compensation expenses due to reversal of certain charges in connection to the transition service agreement with SunPower, offset by higher professional fees, equipment related expenses and a lower reversal of bad debt provision.
Sales, general and administrative expenses were $22.7 million in the three months ended July 4, 2021 and comprised primarily of $13.0 million of compensation expenses (including stock-based compensation), $5.2 million of professional fees, $1.1 million of equipment related expenses, $1.6 million of insurance expenses and $0.9 million of facilities-related costs including rent, utilities and maintenance.
Six Months Ended July 3, 2022 Compared to Six Months Ended July 4, 2021
Sales, general and administrative expenses were $45.3 million in the six months ended July 3, 2022 and comprised primarily of $20.0 million of compensation expense (including stock-based compensation), $12.5 million of professional fees, $2.9 million of equipment related expenses, $3.2 million of insurance expense, $1.9 million of marketing fees and $1.2 million of facilities-related costs including rent, utilities and maintenance. The decrease in expense is primarily driven by lower compensation expenses due to reversal of certain charges in connection to the transition service agreement with SunPower, offset by a higher professional fees and equipment repair and maintenance cost.
Sales, general and administrative expenses were $46.1 million in the six months ended July 04, 2021 and comprised primarily of $22.9 million of compensation expenses (including stock-based compensation), $11.2 million of professional fees, $3.2 million of insurance expense, $2.9 million of equipment related expenses and $1.7 million of facilities-related costs including rent, utilities and maintenance.
Restructuring Expenses
Three and Six Months Ended July 3, 2022 Compared to Three and Six Months Ended July 4, 2021
Restructuring expense were $1.8 million and $1.5 million in the three and six months ended July 3, 2022 respectively. This primarily consists of a restructuring plan charge for June 2022 on the closure of our module factory in Porcelette, France.
Restructuring charges were $5.2 million and $6.0 million in the three and six months ended July 04, 2021 respectively and primarily consists of $4.6 million of costs associated with our May 2021 restructuring plan on the planned closure of our module factory in Toulouse, France.
Other expense, net

	Three Months Ended		Six Months Ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
(In thousands)
Other expense, net:
Interest expense, net	$(5,684)	$(7,054)	$(10,470)	$(14,666)
Other, net	(1,978)	(26,900)	(2,130)	(17,456)
Other expense, net	$(7,662)	$(33,954)	$(12,600)	$(32,122)
Three Months Ended July 3, 2022 Compared to Three Months Ended July 4, 2021
Of the total $5.7 million in interest expense, net, incurred during the three months ended July 3, 2022, $4.1 million relates to the Green Convertible Notes due 2025, $0.6 million relates to interest expense on significant financing component on prepayments received and $1.0 million relates to other outstanding debt arrangements.
Of the total $7.1 million in interest expense, net, incurred during the three months ended July 4, 2021, $5.9 million relates to the Green Convertible Notes due 2025 and $1.4 million related to our term loan and working capital facilities. This is offset by $0.2 million mainly relating to the Company's interest income.
Other, net for the three months ended July 3, 2022 primarily comprised of a $4.0 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a loss of $1.0 million on derivative instruments . This is partially offset by the foreign exchange gain of $1.6 million and $1.0 million gain arising from the recognition of reimbursement of litigation cost.

Other, net for the three months ended July 4, 2021 primarily comprised of a $27.0 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes, and partially offset by a gain of $0.7 million on derivative instruments.
Six Months Ended July 3, 2022 Compared to Six Months Ended July 4, 2021
Of the total $10.5 million in interest expense, net, incurred during the six months ended July 3, 2022, $8.2 million relates to the Green Convertible Notes due 2025, $1.1 million relates to interest expense on significant financing component on prepayments received and $1.2 million relates to other outstanding debt arrangements.
Of the total $14.7 million in interest expense, net, incurred during the six months ended July 04, 2021, $11.7 million relates to the Green Convertible Notes due 2025 and $2.7 million related to our term loan and working capital facilities. The remaining interest expense relates to the Company's other debt arrangements.
Other, net for the six months ended July 3, 2022 primarily comprised of a $4.4 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a loss of $2.0 million on derivative instruments . This is partially offset by the foreign exchange gain of $2.8 million
Other, net for the six months ended July 04, 2021 primarily comprised of a $18.7 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes, partially offset by the foreign exchange gain of $2.3 million.
For more information on the Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Income Taxes

	Three Months Ended		Six Months Ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
(In thousands)
(Provision for) benefit from income taxes	$(937)	$1,217	$(1,762)	$(1,045)
Three and Six Months Ended July 3, 2022 Compared to Three and Six Months Ended July 4, 2021
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended January 2, 2022 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three and six months ended July 3, 2022.
In the three and six months ended July 3, 2022, we recorded income tax provision of $0.9 million and $1.8 million respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups. In the three and six months ended July 4, 2021, we recorded income tax benefit of $1.2 million and income tax provision of $1.0 million respectively. The tax benefit was primarily due to prior year's income tax true-ups, release of tax reserves due to lapse of statue of limitations and decrease in the current year income tax provision due to lower tax expense in profitable jurisdictions. The tax provision was primarily due to the projected tax expense in jurisdictions that are profitable.
We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The tax holiday for the third and final five-year tranche of this tax holiday will expire on June 30, 2026 and is subject to additional conditions agreed with the Malaysian Investment Development Authority.

 We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in losses of unconsolidated investees
Three and Six Months Ended July 3, 2022 Compared to Three and Six Months Ended July 4, 2021
For the three and six months ended July 3, 2022, our unconsolidated investee, Huansheng JV reported a loss for which we recorded our reportable share of $4.1 million and $7.2 million respectively. For the three and six months ended July 4, 2021, Huansheng JV reported a loss for which we recorded our reportable share of $3.8 million and $5.9 million respectively. The higher loss for the three and six months ended July 3, 2022 is mainly due to higher loss incurred by Huansheng JV due to higher manufacturing cost and operating expenses. This is partially offset by a lower share of losses due to the dilution of the Company's equity ownership in September 2021.
Net (Income) loss Attributable to Noncontrolling Interests
Three and Six Months Ended July 3, 2022 Compared to Three and Six Months Ended July 4, 2021
For the three and six months ended July 3, 2022, we attributed $0.2 million and $0.1 million of net income, respectively, to noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. For the three and six months ended July 4, 2021, we attributed $0.4 million and $0.3 million of net loss, respectively, to these noncontrolling interests. The change from net loss to net income attributable to noncontrolling interests was a result of profitable operations from our non-wholly owned subsidiaries.
Recent Developments
Debt Issuance
On August 17, 2022, the Company completed the sale of $207,000,000 in aggregate principal amount of 7.50% first lien senior secured convertible notes due 2027 (“2027 Notes”) to Zhonghuan Singapore Investment and Development Pte. Ltd ("TZE SG"), a wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”) with ownership of the Company’s outstanding common stock of approximately 24.1% as of July 3, 2022, at a purchase price equivalent to 97% of the principal amount of the 2027 Notes. The 2027 Notes were issued pursuant to an indenture (the “Indenture”) dated August 17, 2022, among the Company, certain subsidiaries of the Company party thereto as guarantors, Deutsche Bank Trust Company Americas, as trustee, and DB Trustees (Hong Kong) Limited, as collateral trustee (the issuance of the 2027 Notes, the “Issuance”). The Issuance of the 2027 Notes was made pursuant to the exemption from registration provided by Regulation D under the Securities Act of 1933, as amended.
The 2027 Notes will mature on the fifth anniversary of Closing. Interest on the 2027 Notes will be paid semi-annually and it can take the following forms: (a) a portion shall be paid in cash and (b) the remainder may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding 2027 Notes or issuing additional 2027 Notes in a corresponding amount (the “PIK Notes”), (iii) subject to certain conditions, in ordinary shares of the Company (the “Shares”), and/or (iv) a combination of any two or more forms of payment as described in (i) through (iii). The 2027 Notes are convertible, at the option of the holder of the 2027 Notes, from and after the date of Closing until the fifth scheduled trading day immediately preceding the maturity date of the 2027 Notes, in accordance with the terms and conditions set forth in the Indenture. Upon the conversion of any 2027 Note, the Company shall have the option to settle such conversion by way of cash and/or newly issued Shares, at an initial conversion price of $23.13 per Share, subject to adjustments to be set forth in the Indenture (the “Conversion Price”). The Company may redeem the 2027 Notes (a) on or after the second anniversary of the Closing if the closing sale price per Share exceeds 130% of the Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice and (b) at any time upon the occurrence of certain changes in relevant tax laws, at a redemption price equal to 100% of the principal amount of the 2027 Notes plus accrued and unpaid interest, in accordance with the terms and conditions to be set forth in the Indenture. In the event all of the 2027 Notes were to be fully converted into Shares by the Investor on the basis of the Conversion Price in effect as of Closing and in accordance with the terms and conditions of the Indenture, the Investor would hold approximately 36.8% of the outstanding shares of the Company (inclusive of its existing 24.1% ownership). This potential increase in the Investor’s ownership of the Company’s shares would not result in a change to the Investor’s existing governance rights under the terms of the shareholders agreement dated August 26, 2020 (the “Shareholders Agreement”) entered into by and among the Investor, the Company and TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS (collectively referred to as “TotalEnergies”).
Settlement of price escalation claim
The provisions under our remaining long-term, firm commitment polysilicon supply agreement provide for fixed pricing, and contain historical inflationary price escalation clauses triggered in connection with increases in labor, energy or silicon metal costs. As previously disclosed, our supplier communicated to us that they believe the price escalation clause for silicon metal has been triggered and therefore increased pricing would apply to our purchases of polysilicon for 2022 deliveries. Following commercial discussions with our supplier, we have agreed to a one-off and final settlement of $15.2 million with payments to be made in equal monthly installments, commencing from August 2022 until January 2023. Pursuant to the settlement agreement, both parties maintain their rights and obligations existing under the polysilicon supply agreement with respect to the remaining polysilicon deliveries for 2022.
Risk Factors
We are supplementing our risk factors previously disclosed in our Annual Report on Form 20-F for the year ended January 2, 2022 with the following risk factors:
The following shall be inserted under "Risk Factor Summary - Risks Related to Our Liquidity",
•A significant portion of our assets, including our intellectual property that we hold outside of the United States, have been pledged as collateral.
We may be unable to obtain access to external financing necessary to make adequate capital expenditures necessary to improve our profitability and grow our business.
To develop or scale new products, increase our manufacturing capacity, improve profitability, support future growth, achieve operating efficiencies, and maintain product quality, we must make significant capital and other investments in manufacturing technology, facilities and capital equipment, research and development, and product and process technology. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures.

We expect total capital expenditures ranging from $90 million to $95 million in fiscal year 2022, $59.3 million was committed via the issuance of purchase orders as of July 3, 2022, mainly relating to the completion of manufacturing capacity for our Maxeon 6 product platform, manufacturing capacity for Performance line panels to be sold into the U.S. market, developing Maxeon 7 technology, operating a pilot line, as well as long lead equipment needed for the ramp of Maxeon 7. Delays in completing our manufacturing capacity expansion or technology conversions, or delays or failure to obtain the necessary debt or equity financing, may impact our liquidity.
On August 17, 2022, we issued 7.5% Convertible First Lien Senior Secured Notes due 2027 (the “2027 Notes”) to one of our major shareholders, a subsidiary of TZE. The 2027 Notes are secured by a significant portion of our assets and the indenture contains covenants that limit our ability to engage in specified types of transactions . See “—A significant portion of our assets, including our intellectual property that we hold outside of the United States, have been pledged as collateral.”
In order to expand our capacity to produce Performance line shingled module technology for use in the United States market, aimed at utility-scale power plants and large-scale commercial and industrial systems, we are expanding our Malaysia cell manufacturing facility to add up to 1.8 GW of mono Passivated Emitter and Rear Contact (“mono-PERC”) solar cells and upgrading our assembly facility in Mexico with equivalent module assembly capacity. The majority of manufacturing equipment was installed by the end of 2021 and product deliveries commenced in first half of 2022. We have also announced plans to deploy a multi-GW solar cell and module factory in the United States to manufacture products for both the distributed generation (“DG”) and large-scale utility markets. This investment plan requires significant expenditures and is contingent upon us securing the necessary financing and depends on several factors which are beyond our control, including the approval of our Department of Energy ("DOE") Loan Guarantee Application for a three (3) GW facility which is currently in Part 2 of the process. There is no assurance that we will be successful in obtaining a final loan agreement from the DOE.
While we intend to raise debt or equity financing to fund the uncommitted capital expenditures, there is no assurance that we will be able to do so in a timely manner or at all or on terms favorable to our overall financial position or liquidity. The sale of additional equity investments or convertible debt securities would result in dilution to our shareholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants. Our failure to secure additional financing would affect our ability to make these planned capital expenditures in order to grow our business and remain competitive, which would materially and adversely affect our business, results of operations and financial condition.

The existence of substantial indebtedness and other contractual commitments could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt or other contractual commitments.
As of July 3, 2022, we had $251.7 million of debt outstanding, comprising mainly of $200.0 million outstanding under the Green Convertible Notes and, $49.0 million outstanding under the SCB Agreement (as defined below). This does not include $207.0 million debt under the 2027 Notes issued on August 17, 2022. In addition, we have entered into certain contractual commitments, including “take or pay” arrangements that obligate us to purchase polysilicon in committed volumes and at historically above-market prices. Our debt and these contractual commitments could have material consequences on our future operations, including:

•making it more difficult for us to meet our payment and other obligations under our outstanding debt;
•reducing the availability of our cash flows to fund working capital, capital expenditures and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
•limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
•placing us at a competitive disadvantage compared with our competitors that have less debt or have lower leverage ratios.
Our ability to meet our payment and other obligations under our debt instruments or other contractual commitments depends on our ability to generate significant cash flows, which, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under our existing or any future debt instruments or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt or other contractual obligations and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service our debt or make payments under our other contractual obligations, we may need to refinance or restructure our debt or seek to raise additional capital. There can be no assurance that we will be successful in any refinancing or debt restructuring effort.

A significant portion of our assets, including our intellectual property that we hold outside of the United
States, have been pledged as collateral.
We have pledged a significant portion of our assets, including a significant portion of our intellectual property that we hold outside of the United States, as collateral to secure the 2027 Notes, and may pledge other assets to secure other indebtedness. The 2027 Notes’ indenture contains, and other debt instruments we may enter into may contain, covenants that limit our ability to engage in specified types of transactions. These covenants would likely limit our ability to, among other things:

•Incur certain additional indebtedness;
•Make certain investments;
•Sell or dispose of certain assets;
•Grant liens;
•Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

A breach of any of these covenants and certain other customary events of default, such as the failure to make principal or interest payment when due, among others, could result in the holders of the 2027 Notes or other indebtedness electing to declare all the outstanding principal amount of 2027 Notes or such other indebtedness, as the case may be, to become immediately due and payable, which could result in a material adverse effect on our financial condition. If we do not have sufficient funds to repay the amounts due under the 2027 Notes or such other indebtedness, the holders thereof may enforce on the relevant collaterals, which will likely have a material adverse effect on our business operations and prospects. Events of default under the 2027 Notes or other indebtedness may result in, among other things, restructuring or other insolvency proceedings. In the event of such a proceeding or other reorganization of our debt, our creditors would have priority over our stockholders, and the value of our shares could be eliminated.

We may be unable to raise the funds necessary to repurchase the Green Convertible Notes or 2027
Notes, as applicable, for cash following a fundamental change or pursuant to a mandatory redemption, or to pay any cash amounts due upon conversion.

Holders of our Green Convertible Notes (as defined under “Item 5.B. Liquidity and Capital Resources”) or 2027 Notes may require us to repurchase their Green Convertible Notes or 2027 Notes, as applicable, following a fundamental change at a cash repurchase price generally equal to the principal amount of the Green Convertible Notes or 2027 Notes, as applicable to be repurchased, plus accrued and unpaid interest, if any. Furthermore, upon conversion of any Green Convertible Notes or 2027 Notes, as applicable, we will satisfy part or all of our conversion obligation in cash unless we elect to settle conversions solely in Maxeon shares. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase or redeem the Green Convertible Notes or 2027 Notes, as applicable, or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and any new or amendments to existing agreements governing our other indebtedness may restrict our ability to repurchase or redeem the Green Convertible Notes or 2027 Notes, as applicable, when required or to pay the cash amounts due upon conversion. Our failure to repurchase or redeem Green Convertible Notes or 2027 Notes, as applicable, or to pay the cash amounts due upon conversion when required will constitute a default under the indenture governing the Green Convertible Notes or 2027 Notes, as applicable. A default under the indentures or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under our debt agreements.

We rely substantially upon trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue, profit and cash flows could suffer.
We seek to protect our proprietary manufacturing processes, documentation, and other written materials primarily under trade secret and copyright laws. We also typically require employees, consultants, and third parties, such as our suppliers, vendors and customers, with access to our proprietary information to execute confidentiality agreements. The steps we take to protect our proprietary information may not be adequate to prevent misappropriation of our technology. Our systems may be subject to intrusions, security breaches, or targeted theft of our trade secrets. In addition, our proprietary rights may not be adequately protected because:

•others may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting such misappropriation and information security measures designed to deter or prevent misappropriation of our technologies;

•policing unauthorized use of our intellectual property may be difficult, expensive, and time-consuming, the remedy obtained may be inadequate to restore protection of our intellectual property, and moreover, we may be unable to determine the extent of any unauthorized use; and

•the laws of other countries in which we market our solar products, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies.
Reverse engineering, unauthorized copying, or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without compensating us for doing so. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. We cannot ensure that the outcome of such potential litigation will be in our favor, and such litigation may be costly and may divert management attention and other resources away from our business.

An adverse determination in any such litigation may impair our intellectual property rights and may harm our business, prospects, and reputation. Our joint ventures, partners and suppliers may not be deterred from misappropriating our proprietary technologies despite contractual and other legal restrictions. Legal protection in countries where our joint ventures, partners and suppliers are located may not be robust and enforcement by us of our intellectual property rights may be difficult. As a result, our joint ventures, partners and suppliers could directly compete with our business. Any such activities or any other inabilities to adequately protect our proprietary rights could harm our ability to compete, to generate revenue, profit and cash flows, and to grow our business.
Moreover, we have granted the holders of the 2027 Notes liens on a significant portion of our assets, including the intellectual property that we hold outside of the United States. See “—Risks Related to Our Liquidity—A significant portion of our assets, including our intellectual property that we hold outside of the United States, have been pledged as collateral.” If we default on our payment obligations under these secured loans, such holder of 2027 Notes have the right to foreclose upon and control the disposition of our assets, including our intellectual property assets outside of the United States, to satisfy our payment obligations under such instruments. If such default occurs, and such intellectual property assets are sold or licensed, our business, financial condition and results of operations could be materially adversely affected.

TotalEnergies’s and TZE’s significant ownership of our shares may adversely affect the liquidity and value of our shares.
As of July 3, 2022, TotalEnergies (as defined under “Item 4.A. History and Development of the Company”) and its affiliates own approximately 24.6% of the voting power of outstanding Maxeon shares and TZE owns approximately 24.1% of the voting power of outstanding Maxeon shares. At their current shareholding, TotalEnergies and TZE possess significant influence and control over our affairs. On August 17, 2022, we issued our 2027 Notes, all of which were initially purchased by TZE. To the extent TZE convert the 2027 Notes held by it into Maxeon shares, then its voting power of the outstanding Maxeon shares, and its already significant influence and control over our affairs, in particular will increase. TotalEnergies and/or TZE may have different interests than other Maxeon shareholders on matters which may affect our operational and financial decisions. As long as each of TotalEnergies and TZE own a significant percentage of our shares, the ability of our other shareholders to influence matters requiring shareholder approval will be limited. Among other things, TotalEnergies and/or TZE’s influence could delay, defer or prevent a sale of Maxeon that other shareholders support, or, conversely, this influence could result in the consummation of such a transaction that other shareholders do not support. This concentrated influence could discourage potential investors from seeking to acquire Maxeon shares and, as a result, might harm the market price of Maxeon shares.

Your percentage ownership in Maxeon may be diluted in the future.
In the future, we may issue additional shares in connection with capital markets transactions, acquisitions or otherwise, including equity awards that we will be granting to our directors, officers and employees and conditional capital we hold for purposes of our employee participation plans. For instance, on April 14, 2021, we announced the Offering of ordinary shares through an underwritten public offering. In addition, pursuant to the TZS Private Placement (as defined under “Item 4.A. History and Development of the Company”), Maxeon sold to TZE 1,870,000 ordinary shares at $18.00 per share. See “Item 5.B. Liquidity and Capital Resources - Current Sources of Liquidity and Capital Resources.”
The conversion of some or all of the Green Convertible Notes and the 2027 Notes will dilute the ownership interests of existing shareholders. In particular, to the extent TZE SG continues to hold all or a portion of the 2027 Notes, upon the conversion of such notes, TZE SG may receive additional Maxeon shares pursuant to the terms of 2027 Notes and its ownership interests may increase and consequently wield more voting power, which will consequently dilute the ownership interests of other, existing shareholders. See “—TotalEnergies’s and TZE’s significant ownership of our shares may adversely affect the liquidity and value of our shares.” Additionally, in connection with the Green Convertible Notes, Maxeon granted to TZE SG an option to purchase an amount of Maxeon shares that would allow TZE SG to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion. See “Item 5.B. Liquidity and Capital Resources-Dilution Protection Agreements.” Any sales in the public market of the shares issuable upon such conversion could adversely affect prevailing market prices of our shares. In addition, the existence of the Green Convertible Notes may encourage short selling by market participants because the conversion of the Green Convertible Notes could depress the price of our shares.
Furthermore, the Compensation Committee of the Maxeon Board has and it is anticipated that it will continue to grant equity awards to our employees and directors, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.
Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of July 3, 2022, we had unrestricted cash and cash equivalents of $138.3 million and restricted cash of $41.8 million as compared to $166.5 million and $25.7 million respectively as of January 2, 2022. The decrease in cash and cash equivalents was primarily attributable to $3.7 million net cash generated from our operating activities, including prepayments from customers for supply agreements entered into, and $23.9 million net cash generated from our financing activities, offset by $39.9 million net cash used in our investing activities. The increase in restricted cash was primarily due to cash collateralized for the issuance of standby letter of credits.
In June 2022, we entered into an agreement to supply approximately 600MWdc of Performance line solar panels to DESRI Equipment Financing Borrower, L.L.C. ("DESRI") for a utility-scale projected to be located within the United States. Deliveries are scheduled to begin in January 2024, with the final solar panel deliveries scheduled for November 2024. In addition, we entered into another agreement with Cypress Creek Renewables ("CCR") in June 2022 to supply approximately 600 MWdc of Performance line solar panels for its use in utility-scale projects located in the United States, with deliveries scheduled to begin in April 2024 and end by December 2024. As of July 3, 2022, the Company received prepayments amounting to $31.1 million in relation to these contracts, with remaining prepayments totaling $143.1 million expected to be received no later than first half 2023.
We have collected material customer advances in connection with certain of our supply agreements we have entered into, including those with DESRI and CCR. The customer advances are amortized based on the contractually agreed upon utilization schedule at the point of transfer of control of goods to the customer. As of July 3, 2022, the customer advances included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” in our Condensed Consolidated Balance Sheets is $118.2 million and $101.4 million, respectively. Out of the customer advances included in Contract liabilities, net of current portion, $69.8 million and $31.6 million is estimated to be utilized in 2023 and 2024 based on the contractual terms, respectively.
Material Cash Requirements
As of July 3, 2022, our outstanding debt was $251.7 million, of which $49.8 million and $201.9 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. As of January 2, 2022, our outstanding debt was $225.6 million.
As of July 3, 2022 and January 2, 2022, we had an obligation to purchase $33.0 million and $125.8 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier, without giving effect to any inflationary price escalation clauses. Of this commitment, as of July 3, 2022 and January 2, 2022, we had prepaid $12.9 million and $49.2 million, respectively. The balance of $20.1 million between the purchase commitment and the prepaid balance as of July 3, 2022 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified. Our prepayments expose us to the credit risks of our supplier. If our supplier fails to fulfill its delivery obligations to us, we may have difficulty recovering such prepayments. Further, because the agreements are “take or pay,” we could be required to purchase polysilicon from our supplier that is currently not required in our production plan to meet current demand, resulting in additional costs. Prepayment obligations for our polysilicon supply will affect our long-term liquidity needs. In addition, as part of the one-off and final settlement with the polysilicon supplier, we have to make payment of $15.2 million in equal monthly installments, commencing from August 2022 until January 2023.

We expect total capital expenditures ranging from $90 million to $95 million in fiscal year 2022, $59.3 million was committed via the issuance of purchase orders as of July 3, 2022, mainly relating to the completion of manufacturing capacity for our Maxeon 6 product platform, manufacturing capacity for Performance line panels to be sold into the U.S. market, developing Maxeon 7 technology, operating a pilot line, as well as long lead equipment needed for the ramp of Maxeon 7. Delays in completing our manufacturing capacity expansion or technology conversions, or delays or failure to obtain the necessary debt or equity financing, may impact our liquidity.
Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services have had, and could continue to have, the effect of increasing our capital requirements. Additionally, shortages and shipping delays have required us to, and could continue to require us to, expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods. Similarly, delays in shipment routes have led to, and could continue to lead to, more inventory in transit, which may result in delays in delivering our panels on time to customers which would in turn result in delays of receiving payment for our products or cause us to be liable to pay contractual penalties to certain customers.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
We expect that we will manage our working capital requirements and fund our committed capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, available funds to the extent available to us under our existing debt facility and from net proceeds raised through the issuance of the 2027 Notes and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
Our uncommitted capital expenditures are expected to be funded with customer prepayments and additional capital raised through the issuance of the 2027 Notes.
We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. In conjunction with evaluating our ability to continue as a going concern, we have considered sensitivities that may significantly impact our evaluation, including the timing of customer prepayments and its utilization by our customers, including our strategic partners, our ability to defer or cancel uncommitted capital expenditures and the impact of events like COVID-19 that disrupt our business operations, increase our costs and diminish our profitability. Furthermore, we have considered various positive factors in our evaluation, including the Master Supply Agreement with SunPower which includes pricing updated to reflect market trends, the issuance of the 2027 Notes, the supply agreements with our Huansheng JV which provide for extended credit periods at our discretion, our historical ability to secure customer prepayments for future module production, our ability to sell excess cells not required for our modules, our ability to increase prices with our customers in response to cost-increases, our factoring arrangements on receivables and our historical ability to work with vendors to obtain favorable payment terms, when possible.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine and continuing impact of COVID-19 pandemic on our business operations, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time.

The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended January 2, 2022 and the risk factors supplemented on Form 6-K for the three months ended April 3, 2022.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Six Months Ended
	July 3, 2022	July 4, 2021
(In thousands)
Net cash provided by (used in) operating activities	$3,698	$(17,878)
Net cash used in investing activities	(39,881)	(62,809)
Net cash provided by financing activities	23,941	142,830
Operating Activities
Net cash provided by operating activities in the six months ended July 3, 2022 was $3.7 million and was primarily the result of: (i) adjustment for non-cash charges of $33.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) adjustment for non-cash remeasurement loss on Prepaid Forward of $4.4 million; (iii) $117.3 million increase in contract liabilities arising from advance collections from customers; (iv) $58.1 million increase in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments and an increase in purchases; and (v) $34.9 million decrease in advance payment to suppliers.
This was partially offset by (i) net loss of $147.0 million of which $19.0 million relates to out-of-market polysilicon cost; (ii) increase in accounts receivables of $18.7 million, primarily attributable to billings and collection cycles; (iii) increase in inventories of $69.9 million and (iv) increase in prepaid and other assets of $20.8 million due to advance payments.
Net cash used in operating activities in the six months ended July 04, 2021 was $17.9 million and was primarily the result of: (i) net loss of $116.1 million of which $28.4 million relates to out-of-market polysilicon cost; (ii) increase in inventories of $42.1 million; (iii) increase in prepaid and other assets of $5.0 million and (iv) decrease in accounts payable and other accrued liabilities of $5.3 million due to timing of settlement of invoices.
This was partially offset by: (i) adjustment for non-cash remeasurement loss on Prepaid Forward of $18.7 million; (ii) adjustment for non-cash charges of $21.6 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) adjustment for non-cash interest charges of $7.2 million; (iv) adjustment for non-cash equity in losses of unconsolidated investee of $5.9 million (v) decrease in accounts receivables of $29.1 million, primarily attributable to billings and collection cycles; (vi) $18.9 million decrease in advance payments to suppliers; and (vii) $47.5 million increase in contract liabilities arising from advance collection from customers.
Investing Activities
Net cash used in investing activities in the six months ended July 3, 2022 was $39.9 million arising from capital expenditures.
Net cash used in investing activities in the six months ended July 4, 2021 was $62.8 million arising from capital expenditures.
Financing Activities
Net cash provided by financing activities in the six months ended July 3, 2022 was $23.9 million, which included $130.0 million in proceeds from debt. This was partially offset by repayment of debt obligations of $105.7 million.
Net cash provided by financing activities in the six months ended July 4, 2021 was $142.8 million, which included net proceeds from issuance of common stock of $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs and proceeds from debt of $97.2 million. This was partially offset by repayment of debt obligations of $119.9 million and payment for tax withholding obligations on vested restricted stock units of $3.8 million.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements including our obligations under the long-term polysilicon supply agreement, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) our third quarter fiscal year 2022 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, out-of-market polysilicon cost, and related assumptions; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the COVID-19 pandemic, or the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding, our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine and other environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.